

January 11, 2011

Mr. Ross Senior
Chief Executive Officer and Chief Financial Officer
ProtoKinetix, Inc.
2225 Folkestone Way
West Vancouver, British Columbia Canada V7S 2Y6

Re: ProtoKinetix, Inc.
Form 10-K/A for the Year Ended December 31, 2009
Filed December 14, 2010
File No. 000-32917

Dear Mr. Senior:

We have reviewed your December 14, 2010 amendment of Form 10-K and related response and to our December 3, 2010 letter and have the following comments.

Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009 or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 9A. Controls and Procedures, page 15

1. We acknowledge your amendment in response to our previous comment one. It appears that you continue to disclose only your conclusion regarding the ineffectiveness of your disclosure controls and procedures at December 31, 2009. In annual reports on Form 10-K, you are required to disclose both your conclusion on disclosure controls and procedures under Item 307 of Regulation S-K and your conclusion on internal control over financial reporting under Item 308T of Regulation S-K. As previously requested, please amend your filing to provide the required management report on internal control over financial reporting, including:
    *   A statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting; and
    *   A clear conclusion as to whether your internal control over financial reporting was effective or ineffective at December 31, 2009.

2. In disclosing your conclusion regarding the effectiveness of your disclosure controls and procedures, you indicate that disclosure controls and procedures are defined in Exchange

Act Rule 13a-14(c). Please revise this disclosure in your amended filing to properly indicate that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant